SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
File No. 812-____

 APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO
SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

SECURITY BENEFIT LIFE INSURANCE COMPANY
SBL VARIABLE ANNUITY ACCOUNT XIV

Notice and Order to:

Chris Swickard
Vice President, Associate General Counsel
Security Benefit Life Insurance Company
One Security Benefit Place
Topeka, KS 66636-0001

Communications and Copies of Notice and Order to:
Stephen E. Roth, Esq.
Dodie C. Kent, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, D.C. 20001-3980
___________________________________________
Dated:  May 6, 2016

This document contains a total of 37 pages.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

In the Matter of: SECURITY BENEFIT LIFE INSURANCE COMPANY SBL VARIABLE ANNUITY ACCOUNT XIV One Security Benefit Place Topeka, KS 66636-0001 File No. 812-______	) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER OF APPROVAL PURSUANT TO SECTION 26(c) OF THE INVESTMENT COMPANY ACT OF 1940

Security Benefit Life Insurance Company (“SBL”) and SBL Variable Annuity Account XIV (the “Separate Account,” and together with SBL, the “Applicants”) request in this application (this “Application”) that the Securities and Exchange Commission (the “Commission”) issue an order pursuant to Section 26(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), approving the substitution of shares of the Invesco V.I. Government Money Market Fund (the “Replacement Portfolio”) for shares of the Dreyfus General Money Market Fund, Inc. (the “Existing Portfolio”) held by the Separate Account to support certain variable annuity contracts (the “Contracts”) offered by SBL (the “Substitution”).  The Existing Portfolio and the Replacement Portfolio are collectively referred to herein as the “Portfolios.”

I.	DESCRIPTION OF SBL, THE SEPARATE ACCOUNT, AND THE CONTRACTS
A.	SBL
SBL is a stock life insurance company organized under the laws of the State of Kansas.  SBL was originally organized as a fraternal benefit society and commenced business on February 22, 1892.  SBL became a mutual life insurance company under its present name on January 2, 1950, and converted to a stock life insurance company on July 31, 1998.  SBL is a wholly-owned subsidiary of Security Benefit Corporation and is ultimately controlled by Sammons Enterprises, Inc., which is located in Dallas, Texas.  Sammons Enterprises, Inc. has controlling or substantial stock interests in a large number of other companies engaged in the areas of insurance, corporate services, and industrial distribution.
B.	The Separate Account
SBL established the Separate Account under Kansas law on June 26, 2000.  The Separate Account meets the definition of “separate account” as defined in Section 2(a)(37) of the 1940 Act and Rule 0-1(e) thereunder.  The Separate Account is registered with the Commission under the 1940 Act as a unit investment trust (File No. 811-10011).1  The assets of the Separate Account support the Contracts and interests in the Separate Account offered through such Contracts.
The Separate Account is segmented into subaccounts, and each Contract has a subaccount that invests solely in the Existing Portfolio.  Each subaccount’s income, gains, and losses, whether or not realized, are credited to or charged against the amounts allocated to that

1 Pursuant to Rule 0-4 under the 1940 Act, this file and other files cited herein are hereby incorporated by reference to the extent necessary to support and supplement the descriptions and representations in this Application.

subaccount in accordance with the terms of the Contracts without regard to the income, gains, or losses of the other subaccounts or SBL.
C.	The Contracts
The Contracts are individual and group deferred variable annuity contracts, with group participants acquiring certain ownership rights as described in the group contract or plan documents.  Contract owners and participants in group contracts (each, a “Contract owner,” and collectively, “Contract owners”) may allocate some or all of their Contract value to one or more subaccounts available as investment options under their respective Contracts.   Each subaccount corresponds to an underlying registered open-end management investment company in which the Separate Account invests.  Additionally, if available under the relevant Contract, a Contract owner may also allocate some or all of his or her Contract value to one or more fixed account investment options, which are supported by assets of SBL’s general account.
By the terms of the Contracts (and as set forth in the prospectuses for the Contracts), Contract owners may transfer Contract value among subaccounts, subject to the restriction of their respective Contracts and any effective riders thereto.  SBL currently does not limit the number of transfers by Contract owners; however, SBL reserves the right to limit the number of transfers to 14 in a Contract year.  In addition, SBL has policies and procedures in place that are designed to restrict a Contract owner’s transfers if SBL determines that he or she is engaging in a pattern of transfers that is disruptive to the underlying funds or potentially disadvantageous to other Contract owners with Contract value allocated to the applicable subaccounts (regardless of the number of previous transfers the Contract owner has made during the Contract year) (“Frequent Transfer Restrictions”).  Moreover, if a Contract owner makes a transfer from certain subaccounts, as disclosed in the prospectus for his or her Contract, then he or she may not make a transfer to that same subaccount, or the amount of transfers that may be made from and to that subaccount may be limited, for a period of time (“Transfer Block/Round Trip Transfer Restrictions”).  Transfer Block/Round Trip Transfer Restrictions do not apply to transfers to or from the subaccount for the Existing Portfolio, and would not apply to transfers to or from the subaccount for the Replacement Portfolio.
The Contracts are registered under the Securities Act of 1933, as amended (the “1933 Act”), on Form N-4.  Each of the Contracts has particular fees, charges, and investment options, as described in the Contracts’ respective registration statements.  By the terms of each Contract (and as set forth in the prospectuses for the Contracts2), SBL reserves the right to substitute shares of another registered investment company for the shares of any registered investment company already purchased or to be purchased in the future by the Separate Account.
The table below lists the Contracts affected by the proposed Substitution.  The table below also indicates whether each Contract has been “Great-Wested” (i.e., Contracts that are no longer offered for sale and for which their respective registration statements are effective but no longer updated in reliance on the relief provided in the Great-West Life Insurance Company no-

2 The prospectus for each Contract contains the following, or substantially similar, disclosure:
The Company reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, substitutions for, or combinations of the securities that are held by the Separate Account or any Subaccount or that the Separate Account or any Subaccount may purchase. If shares of any or all of the Underlying Funds should no longer be available for investment, or if the Company management believes further investment in shares of any or all of the Underlying Funds should become inappropriate in view of the purposes of the Contract, the Company may substitute shares of another Underlying Fund or of a different fund for shares already purchased, or to be purchased in the future under the Contract. Substituted fund shares may have higher fees and expenses. The Company may also purchase, through the Subaccount, other securities for other classes or contracts, or permit a conversion between classes of contracts on the basis of requests made by Owners. The Company further reserves the right to close any Subaccount to future allocations.

action letter (pub. avail. Oct. 23, 1990)).  The subset of Contracts that are Great-Wested are referred to herein as “Inactive Contracts,” and the subset of Contract owners that own Inactive Contracts are referred to as “Inactive Contract owners.”3  Contracts that have not been Great-Wested are referred to herein as “Active Contracts.”
Contract Name	CIK	Series No.	Class/ Contract No.	1933 Act No.	Active / Inactive
NEA Valuebuilder Variable Annuity	0001116625	S000010520	C000113081	333-41180	Active
AEA Valuebuilder Variable Annuity	0001116625	S000010520	C000029048	333-41180	Inactive
Security Benefit Advisor Variable Annuity	0001116625	S000010520	C000113082	333-41180	Active
NEA Valuebuilder Retirement Income Director Variable Annuity	0001116625	S000010520	C000029050	333-120399	Inactive

II.	THE EXISTING PORTFOLIO
The Existing Portfolio is registered under the 1940 Act as a diversified open-end management investment company (File No. 811-03207) and its shares are registered under the 1933 Act on Form N-1A (File No. 002-72836).  The Existing Portfolio is a Maryland corporation and was organized on May 15, 1981.  The Existing Portfolio is not organized as a series company.  The Dreyfus Corporation, a registered investment adviser, serves as the investment adviser to the Existing Portfolio.  Neither the Existing Portfolio nor The Dreyfus Corporation is affiliated with the Applicants.
III.	THE REPLACEMENT PORTFOLIO
The Replacement Portfolio is a series of AIM Variable Insurance Funds (Invesco Variable Insurance Funds).  AIM Variable Insurance Funds (Invesco Variable Insurance Funds) is registered under the 1940 Act as an open-end management investment company (File No. 811-

3 For Inactive Contracts, SBL provides reports and confirmations to Inactive Contract owners about their Inactive Contracts, the Separate Account, and the underlying funds in lieu of filing post-effective amendments to the registration statements relating to those Inactive Contracts or delivering updated Contract prospectuses to those Inactive Contract owners, in compliance with the Great-West Life Insurance Company no-action letter.  Updated prospectuses for the underlying funds are provided to Inactive Contract owners.

07452) and its shares are registered under the 1933 Act on Form N-1A (File No. 033-57340).  Each series of AIM Variable Insurance Funds (Invesco Variable Insurance Funds), including the Replacement Portfolio, is diversified for purposes of the 1940 Act.  AIM Variable Insurance Funds (Invesco Variable Insurance Funds) was originally organized as a Maryland corporation on January 22, 1993 and re-organized as a Delaware statutory trust on May 1, 2000.  Invesco Advisers, Inc., a registered investment adviser, serves as the investment adviser to the Replacement Portfolio.  Neither the Replacement Portfolio nor Invesco Advisers, Inc. is affiliated with the Applicants.
On or about April 29, 2016, the Replacement Portfolio was repositioned from a prime money market fund to a government money market fund.4 The change was in connection with the Commission amendments to Rule 2a-7 under the 1940 Act, which governs money market funds and defines government money market funds.

4 See AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Statutory and Summary Prospectuses Supplement (497) (filed Nov. 3, 2015) (File Nos. 811-07452; 033-57340); see also AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Definitive Materials (497) (filed Apr. 28, 2016) (File Nos. 811-07452; 033-57340).

3.	The corresponding prime money market fund risks were deleted from the Replacement Portfolio’s principal risks.
IV.	THE PROPOSED SUBSTITUTION
A.	The Proposed Substitution
SBL, on its own behalf and on behalf of the Separate Account, proposes to exercise its contractual right to substitute a different underlying investment option for an underlying investment option currently available under the Contracts.  In particular, the Applicants request an order from the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed substitution of shares of the Replacement Portfolio for shares of the Existing Portfolio.
Existing Portfolio (Share Class)	Replacement Portfolio (Share Class)
Dreyfus General Money Market Fund, Inc. (Class B)	Invesco V.I. Government Money Market Fund (Series II)

The Existing Portfolio will serve as the only underlying money market investment option for all of the Contracts until the substitution of the Replacement Portfolio.  Section IV.D of this Application discloses the Portfolios’ respective investment objectives, principal investment strategies and principal risks. Section IV.D of this Application also discloses the Portfolios’ fee and expense structures.

B.	Reasons for the Proposed Substitution
Money Market Fund Reforms.  On July 23, 2014, the Commission adopted rule amendments regulating money market funds, which includes certain compliance requirements to be satisfied as of April 14, 2016 and has a final compliance date of October 14, 2016 (the “Money Market Fund Reforms”).5  The Money Market Fund Reforms are intended to increase transparency and provide investors protection during periods of market stress by addressing features of money market funds that can make them susceptible to heavier redemptions.  The Money Market Fund Reforms create new definitions for government funds and retail funds, and require certain money market funds to price and transact at a floating net asset value.
The Money Market Fund Reforms also essentially require money market funds classified as retail or institutional prime money market funds to have in place policies and procedures to implement liquidity fees and redemption gates by October 14, 2016.6  For those money market funds, a liquidity fee could be imposed on redemptions from the money market fund, and a redemption gate could be imposed that would temporarily suspend redemptions from the fund.   Under certain circumstances, the board of directors of the money market fund would have the discretion to impose liquidity fees and redemption gates.  Under other circumstances, the money market fund would be required to impose a liquidity fee.
It is the Applicants’ understanding that the Existing Portfolio would need to implement the changes related to liquidity fees and gates pursuant to the Money Market Fund Reforms by the October 14, 2016 compliance deadline (the “Compliance Deadline”).  The Money Market

5 Money Market Reform: Amendments to Form PF, Inv. Co. Rel. No. 31166 (Jul. 23, 2014) (“Money Market Fund Reforms Adopting Release”).
6 See id.

Fund Reforms’ requirements relating to liquidity fees and redemption gates do not apply, however, to a money market fund classified as a government money market fund unless the board of directors for such fund elects that the fund voluntarily comply with the requirements.7  The Replacement Portfolio converted to a government money market fund on or about April 29, 2016.

Preserve Contract Owner Rights and Benefits.  SBL evaluated the potential effect of liquidity fees and redemption gates on redemptions from the Existing Portfolio in the context of a Contract owner’s rights to initiate withdrawals and instruct SBL to make payments under the Contracts, including the payment of death benefit proceeds, a Contract owner’s ability to initiate transfers, and SBL’s ability to administer the Contracts consistently with its obligations described in the Contracts and the prospectuses for the Contracts.  SBL determined that the implementation of liquidity fees and redemption gates by the Existing Portfolio would adversely affect the aforementioned Contract owner rights and privileges and SBL’s ability to honor its obligations under the Contracts with respect to certain Contract features, including:  non-systematic subaccount transfers, dollar-cost averaging transfers, automatic portfolio rebalancing transfers, elections to annuitize, annuity payments, payment of death benefit proceeds, payment of partial withdrawal and surrender proceeds, and refunds of premiums or net policy values related to state-required “free look” or “examination offer” periods.
 Inherent to each such Contract feature is the fact that the subaccounts, including the subaccounts for the Existing Portfolio, must maintain liquidity.   If the Existing Portfolio implements a redemption gate, SBL would be prevented from redeeming Contract value from the subaccounts for the Existing Portfolio while the redemption gate is in effect, and may be

7 Rule 2a-7(c)(2)(iii).

prevented from administering the Contract feature as described in the Contract and the prospectus for the Contract.  Under those circumstances, the redemption gate may also impede a Contract owner’s right to initiate withdrawals and instruct SBL to make payments under the Contract and the Contract owner’s ability to initiate transfers.  In addition, the prospect that the Existing Portfolio may implement redemption gates, either alone or together with a liquidity fee, could discourage Contract owners from selecting the subaccounts for the Existing Portfolio as an investment option and thereby deprive Contract owners of the full range of benefits under their Contracts.
The Money Market Fund Reforms’ requirements relating to liquidity fees and redemption gates, however, do not apply to a money market fund classified as a government money market fund unless the board of directors for such fund elects that the fund voluntarily comply with the requirements.8  As discussion in Section III of this Application, the Replacement Portfolio transitioned from a prime money market fund to a government money market fund on or about April 29, 2016.  The Replacement Portfolio uses the amortized cost method of valuation to seek to maintain a stable $1.00 net asset value and, although Replacement Portfolio’s board of trustees reserves the right to impose a liquidity fee or redemption gate in the future upon prior notice to shareholders and in conformance to the Money Market Fund Reforms, the Replacement Portfolio does not intend to impose liquidity fees or redemption gates on redemptions.  As a result, unlike the Existing Portfolio, the Replacement Portfolio will not implement redemption gates that would impede a Contract owner’s right to initiate withdrawals and instruct SBL to make payments, nor a Contract owner’s ability to initiate transfers.  The

8 Rule 2a-7(c)(2)(iii).

Replacement Portfolio would also not impede SBL’s ability to administer the Contracts consistent with its obligations described in the Contracts and the prospectuses for the Contracts.
In the Money Market Fund Reforms’ Adopting Release, the Commission noted that to the extent the liquidity fee and redemption gate requirements were incompatible with, among other things, the contractual requirements under an insurer’s variable contracts, the insurer could add a government money market fund as an investment option under its contracts, and that “filing with the Commission a substitution application under section 26(c)” in connection with that process may be a cost the insurer would need to bear.9  In that regard, the Applicants note that they are pursuing a course of action that the Commission recognized some insurers offering variable contracts would be required to follow when the Commission adopted the liquidity fee and redemption gate requirements under Rule 2a-7, and one that the Commission considered appropriate where the application of liquidity fees and redemption gates would be incompatible with the contractual requirements under variable contracts.
An Appropriate Substitute.  Applicants submit that the Replacement Portfolio is an appropriate substitute for the Existing Portfolio.  Although the investment strategies and risks of the Replacement Portfolio somewhat differ from those of the Existing Portfolio, the Replacement Portfolio and the Existing Portfolio each seek to maintain a stable net asset per share of $1.00, provide income, and maintain liquidity.  The Replacement Portfolio will allow Contract owners to continue to have access to a money market fund, but with less risk to the liquidity promised them under their Contracts than money market funds that do not qualify as government money market funds under the Money Market Fund Reforms.  Accordingly, the Applicants seek the

9 Money Market Fund Reforms Adopting Release, at note 868 and accompanying text.

Commission’s approval under Section 26(c) of the 1940 Act to engage in the proposed Substitution.
C.	Selection of the Replacement Portfolio
To identify a potential replacement for the Existing Portfolios, and in light of the Money Market Fund Reforms, the Applicants undertook a review of available government money market funds (or money market funds that disclosed an intent to convert to a government money market fund).  This review involved an evaluation of investment performance, the investment process, and the investment teams responsible for the management of each fund, with a view to past performance as well as future performance expectations, and comparisons of the investment performance with that of peer funds in the marketplace.  The Applicants also examined the operating expenses of each fund and how those expenses compared with peer funds or benchmarks.  Additionally, the Applicants considered the reputation of the fund companies in the industry.

After evaluating available options, the Applicants concluded that the Replacement Portfolio was an appropriate substitute investment option because, among other things and as outlined in this Application, the Replacement Portfolio has the potential to meet Contract owner investment expectations due to:  the Portfolios’ substantially identical investment objectives; future investment performance of the Replacement Portfolio that Applicants expect will be comparable to that of the Existing Portfolio (even considering the Replacement Portfolio’s then pending changes to its investment strategies); and lower total expense ratios of the Replacement Portfolio.  Moreover, the Replacement Portfolio’s classification as a government money market fund will allow Contract owners to continue to have access to a money market fund, but with less risk to the liquidity promised them under their Contracts, as compared with money market funds that will not meet the definition of “government money market fund” following the effective date of the Money Market Fund Reforms.

The proposed Substitution is designed to provide Contract owners with the foregoing benefits while enabling them to continue their investment in a similar investment option without interruption and at no additional cost to them.  SBL or their affiliates have agreed to bear the expenses incurred in connection with the Substitution and related filings and notices, including legal, accounting, brokerage and other fees and expenses.  The Substitution will not increase Contract fees and expenses, including mortality and expense risk fees and administration and distribution fees charged to the Separate Account.
D.	Description and Comparison of the Portfolios
This section describes and compares the Portfolios’:

1.	Investment advisers, investment objectives, principal investment strategies, and principal risks;

2.	Assets, fees, and expenses; and
3.	Performance histories.
Investment Advisers, Investment Objectives, Principal Investment Strategies, Principal Risks
This comparison of the Portfolios’ investment advisers, investment objectives, principal investment strategies, and principal risks is accompanied by a brief explanation below of why the Applicants believe that, despite any differences between them, the Replacement Portfolio is an appropriate substitute for the Existing Portfolio considering the Portfolios’ respective principal investment strategies and risks.

Existing Portfolio	Replacement Portfolio
Dreyfus General Money Market Fund, Inc. (Class B)	Invesco V.I. Government Money Market Fund (Series II)
Investment Adviser	Investment Adviser
The Dreyfus Corporation	Invesco Advisers, Inc.
Investment Objective	Investment Objective
The fund seeks as high a level of current income as is consistent with the preservation of capital.	The Fund’s investment objective is to provide current income consistent with preservation of capital and liquidity.
Principal Investment Strategies	Principal Investment Strategies
As a money market fund, the fund is subject to the maturity, quality, liquidity and diversification requirements of Rule 2a-7 under the Investment Company Act of 1940, as amended, which are designed to help money market funds maintain a stable share price of $1.00.

To pursue its goal, the fund normally invests in a diversified portfolio of high quality, short-term, dollar-denominated debt securities, including securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities; certificates of deposit, time deposits, bankers' acceptances and other short-term securities issued by domestic or foreign banks or thrifts or their subsidiaries or branches, repurchase agreements, including tri-party repurchase agreements; asset-backed securities; domestic and dollar-denominated foreign commercial paper; and other short-term corporate obligations and obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions or agencies.

Normally, the fund invests at least 25% of its net assets in domestic or dollar-denominated foreign bank obligations.

The Fund invests at least 99.5% of its total assets in cash, Government Securities, and repurchase agreements collateralized by cash or Government Securities. In addition, at least 80% of the Fund's net assets (plus any borrowings for investment purposes) will be invested, under normal circumstances, in Government Securities and/or repurchase agreements that are collateralized by Government Securities. Government Security generally means any security issued or guaranteed as to principal or interest by the U.S. Government or certain of its agencies or instrumentalities; or any certificate of deposit for any of the foregoing.

The Fund will limit investments to those securities that are Eligible Securities as defined by applicable regulations at the time of purchase.

The Fund is a Government Money Market Fund, as defined by Rule 2a-7 under the Investment Company Act of 1940, as amended (Rule 2a-7), that seeks to maintain a stable price of $1.00 per share by using the amortized cost method to value portfolio securities and rounding the share value to the nearest cent. The Fund invests in conformity with SEC rules and regulations requirements for money market funds for the quality, maturity, diversification and liquidity of investments. The Fund invests only in U.S. dollar-denominated securities maturing within 397 days of the date of purchase, with certain exceptions permitted by applicable regulations. The Fund maintains a dollar-weighted average portfolio maturity of no more than 60 days, and a dollar-weighted average portfolio maturity as determined without exceptions regarding certain interest rate adjustments under Rule 2a-7 of no more than 120 days. Each investment must be determined to present minimal credit risks by Invesco Advisers, Inc. (Invesco or the Adviser) pursuant to guidelines approved by the Fund’s Board of Trustees (the Board), and must be an Eligible Security.

In selecting securities for the Fund’s portfolio, the portfolio managers focus on securities that offer safety, liquidity, and a competitive yield. The Adviser conducts a credit analysis of each potential issuer prior to the purchase of its securities.

The portfolio managers normally hold portfolio securities to maturity, but may sell a particular security when they deem it advisable, such as when market or credit factors materially change.

Principal Risks	Principal Risks
An investment in the fund is not a bank deposit. It is not insured or guaranteed by the Federal Deposit Insurance Corporation (FDIC) or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

The fund's yield will fluctuate as the short-term securities in its portfolio mature and the proceeds are reinvested in securities with different interest rates. Additionally, while the fund has maintained a constant share price since inception, and will continue to try to do so, neither The Dreyfus Corporation nor its affiliates are required to make a capital infusion, enter into a capital support agreement or take other actions to prevent the fund's share price from falling below $1.00. The following are the principal risks that could reduce the fund's income level and/or share price:

• Interest rate risk. This risk refers to the decline in the prices of fixed-income securities that may accompany a rise in the overall level of interest rates. A sharp and unexpected rise in interest rates could cause a money market fund's share price to drop below a dollar. A low interest rate environment may prevent the fund from providing a positive yield or paying fund expenses out of fund assets and could impair the fund's ability to maintain a stable net asset value.
• Credit risk.  Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a security, can cause the security's price to fall. Although the fund invests only in high quality debt securities, any of the fund's holdings could have its credit rating downgraded or could default. The credit quality and prices of the securities held by the fund can change rapidly in certain market environments, and the default or a significant price decline of a single holding could impair the fund's ability to maintain a stable net asset value.
• Liquidity risk. When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities in a timely manner at or near their perceived value. In such a market, the value

You could lose money by investing in the Fund. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it cannot guarantee it will do so. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund’s sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time. The risks associated with an investment in the Fund can increase during times of significant market volatility. The principal risks of investing in the Fund are:

Debt Securities Risk. The prices of debt securities held by the Fund will be affected by changes in interest rates, the creditworthiness of the issuer and other factors. An increase in prevailing interest rates typically causes the value of existing debt securities to fall and often has a greater impact on longer-duration debt securities and higher quality debt securities. Falling interest rates will cause the Fund to reinvest the proceeds of debt securities that have been repaid by the issuer at lower interest rates. Falling interest rates may also reduce the Fund’s distributable income because interest payments on floating rate debt instruments held by the Fund will decline. The Fund could lose money on investments in debt securities if the issuer or borrower fails to meet its obligations to make interest payments and/or to repay principal in a timely manner. Changes in an issuer’s financial strength, the market’s perception of such strength or in the credit rating of the issuer or the security may affect the value of debt securities. The Adviser’s credit analysis may fail to anticipate such changes, which could result in buying a debt security at an inopportune time or failing to sell a debt security in advance of a price decline or other credit event.

Liquidity Risk. The Fund may be unable to sell illiquid investments at the time or price it desires and, as a result, could lose its entire investment in such investments. Liquid securities can become illiquid during periods of market stress. If a significant amount of the Fund’s securities become illiquid, the Fund may not be able to timely pay redemption proceeds and may need to sell securities at significantly reduced prices.

such securities may fall dramatically, potentially impairing the fund's ability to maintain a stable net asset value, even during periods of declining interest rates. Also, during such periods, redemptions by a few large investors in the fund may impair the fund's ability to maintain a stable net asset value and adversely affect remaining fund shareholders.

• Regulatory risk. The Securities and Exchange Commission has adopted amendments to the rules governing money market funds that may change the way that the fund, and similar money market funds, operate. Under the amended rules, as of October 14, 2016, the share price of money market funds that will be designated as "institutional prime" or "institutional municipal" type money funds would fluctuate and, as a result, shares of those funds when sold may be worth more or less than their original purchase price. In addition, as of October 14, 2016, all prime and all municipal money market funds become subject to a regime of liquidity fees imposed upon the sale of their shares or the temporary suspension of redemptions, in each case triggered (and subject to board determination) by the percentage of a fund's Weekly Liquid Assets falling below certain minimums as defined in amended Rule 2a-7. The amendments impose additional regulatory and reporting requirements on all money market funds, which generally are expected to be implemented by the funds by April 14, 2016. As a result of the amendments, additional expenses may be incurred by the fund.
• Banking industry risk.  The risks generally associated with concentrating investments in the banking industry, such as interest rate risk, credit risk, and regulatory developments relating to the banking industry.
• Foreign investment risk.  The risks generally associated with dollar-denominated foreign investments, such as economic and political developments, seizure or nationalization of deposits, imposition of taxes or other restrictions on payment of principal and interest.
• Government securities risk.  Not all obligations of the U. S. government, its agencies and instrumentalities are backed by the full faith and credit of the U.S. Treasury. Some obligations are backed only by the credit of the issuing agency or instrumentality, and in some cases there may be some risk of default by the issuer. Any guarantee by the U.S. government or its agencies or instrumentalities of a security held by the fund does not apply to the market value of such security or to shares of the fund itself.
• U.S. Treasury securities risk.  A security backed by the U.S. Treasury or the full faith and credit of the United States is guaranteed only as to the timely payment of interest and principal when held to maturity, but the market prices for such securities are not guaranteed and

Management Risk. The Fund is actively managed and depends heavily on the Adviser’s judgment about markets, interest rates or the attractiveness, relative values, liquidity, or potential appreciation of particular investments made for the Fund’s portfolio. The Fund could experience losses if these judgments prove to be incorrect. Additionally, legislative, regulatory, or tax developments may adversely affect management of the Fund and, therefore, the ability of the Fund to achieve its investment objective.

Market Risk. The market values of the Fund’s investments, and therefore the value of the Fund’s shares, will go up and down, sometimes rapidly or unpredictably. Market risk may affect a single issuer, industry or section of the economy, or it may affect the market as a whole. Individual stock prices tend to go up and down more dramatically than those of certain other types of investments, such as bonds. During a general downturn in the financial markets, multiple asset classes may decline in value. When markets perform well, there can be no assurance that specific investments held by the Fund will rise in value.

Money Market Fund Risk. Although the Fund seeks to preserve the value of your investment at $1.00 per share, you may lose money by investing in the Fund. The share price of money market funds can fall below the $1.00 share price. You should not rely on or expect the Fund’s adviser or its affiliates to enter into support agreements or take other actions to maintain the Fund’s $1.00 share price. The credit quality of the Fund’s holdings can change rapidly in certain markets, and the default of a single holding could have an adverse impact on the Fund’s share price. The Fund’s share price can also be negatively affected during periods of high redemption pressures and/or illiquid markets. Furthermore, amendments to money market fund regulations could impact the Fund’s operations and possibly negatively impact its return.

Repurchase Agreement Risk. If the seller of a repurchase agreement defaults or otherwise does not fulfill its obligations, the Fund may incur delays and losses arising from selling the underlying securities, enforcing its rights, or declining collateral value.

U.S. Government Obligations Risk. Obligations of U.S. Government agencies and authorities receive varying levels of support and may not be backed by the full faith and credit of the U.S. Government, which could affect the Fund’s ability to recover should they default. No assurance can be given that the U.S. Government will provide financial support to its agencies and authorities if it is not obligated by law to do so.

Yield Risk. The Fund’s yield will vary as the short-term securities in its portfolio mature or are sold and the proceeds are reinvested in other securities. When interest rates are very low, the Fund’s expenses could absorb all or a portion of the Fund’s income and yield. Additionally, inflation may outpace

will fluctuate. • Repurchase agreement counterparty risk. The risk that a counterparty in a repurchase agreement could fail to honor the terms of its agreement.	and diminish investment returns over time.

Applicants believe that the Replacement Portfolio is an appropriate replacement for the Existing Portfolio.  The Replacement Portfolio has a substantially identical investment objective as the Existing Portfolio.  In that regard, the Replacement Portfolio and the Existing Portfolio each seeks current income as is consistent with preservation of capital.  Both Portfolios seek to maintain a net asset value of $1.00 per share.  Both Portfolios invest in U.S. dollar-denominated money market instruments and must comply with the regulatory requirements for money market funds.
The primary difference in the implementation of investment strategies of the Replacement Portfolio and the Existing Portfolio is that the Existing Portfolio, as a prime money market fund, may invest in a broader array of issuers.  The Replacement Portfolio must invest at least 99.5% of its total assets in cash, U.S. Government Securities, and/or repurchase agreements that are fully collateralized by cash or U.S. Government Securities.  The Existing Portfolio is not so constrained.  In addition to the instruments in which the Replacement Portfolio may invest, the Existing Portfolio may invest to a greater extent in financial instruments such as certificates of deposit, banker’s acceptances, commercial paper, and asset-backed securities.  The Existing Portfolio may also invest up to 25% of its net assets in domestic or U.S. dollar-denominated foreign securities.
The Applicants believe that the Replacement Portfolio will be subject to less investment risk than the Existing Portfolio.  In particular, the Money Market Fund Reforms’ changes to the definition of government money market fund in Rule 2a-7 under the 1940 Act, which require that a government money market fund invest at least 99.5% of the Portfolio’s total assets in cash, U.S. Government Securities, and/or repurchase agreements that are fully collateralized by cash or U.S. Government Securities, will likely result in the Replacement Portfolio having a lower risk profile than the Existing Portfolio.
The Current Portfolio is subject to greater credit risk than the Replacement Portfolio.  The Replacement Portfolio, unlike the Existing Portfolio, will not be exposed to the risk of participation in the financial services industry, whereby changes in government regulation and economic and political conditions can have a significant negative effect on issuers.  The Replacement Portfolio, unlike the Existing Portfolio, will not be exposed to the risk of holding financial instruments issued by a foreign entity, whose value can be affected by adverse political, regulatory, market, or economic developments.
Both Portfolios are exposed to the risk of changing interest rates, which can cause the price of a money market security to decrease.   Both Portfolios are also exposed to risks of investing in repurchase agreements, although Rule 2a-7 requires that any repurchase agreements entered in by the Replacement Portfolio be fully collateralized by cash or U.S. Government Securities.
In light of the substantially identical investment objectives of the Replacement Portfolio and the Existing Portfolio, the Applicants believe that the Replacement Portfolio would provide Contract owners with an appropriate money market fund investment option under the Contracts without liquidity fees and redemption gates and with less investment risk.
Assets, Fees, and Expenses
As of November 30, 2015, the Existing Portfolio’s Class B shares had $12.78 billion in net assets and the Existing Portfolio’s total net assets were $14.90 billion.  As of March 31,

2016, the proposed Substitution will involve approximately $5.3 million of the net assets of the Existing Portfolio’s Class B shares and of the Existing Portfolio’s total net assets.  As of December 31, 2015 (which is prior to the Replacement Portfolio’s conversion to a government money market fund), the Replacement Portfolio’s Class II shares had $23.94 million in net assets and the Existing Portfolio’s total net assets were $761.80 million.

	Existing Portfolio	Replacement Portfolio
	Dreyfus General Money Market Fund, Inc.	Invesco V.I. Government Money Market Fund
Share Class	Class B	Series II
Management Fee	0.50%	0.15%
Distribution and/or Shareholder Service Fees (12b-1 fees)	0.20%	0.25%
Other Expenses	0.33%	0.17%
Total Annual Operating Expenses	1.03%	0.57%
Fee Waiver / Expense Reimbursement	–	–
Net Annual Operating Expenses	1.03%	0.57%
Maximum Distribution and/or Shareholder Service Fees (12b-1 fees) without shareholder vote	0.25%	0.25%
Management Fee Breakpoint Schedule	N/A	N/A

Based on the Portfolios' fees and expenses, the Existing Portfolio has higher management fees, other expenses, total annual operating expenses, and net annual operating expenses than the Replacement Portfolio.  Moreover, despite the Replacement Portfolio having a 0.05% greater distribution / shareholder service fee than the Existing Portfolio, the combined management fee plus distribution / shareholder service fee of the Replacement Portfolio is less than that of the Existing Portfolio.

Not only does the Replacement Portfolio currently have lower fees and expenses than the Existing Portfolio, but for two years following the date of the Substitution (the “Substitution Date”), SBL or an affiliate thereof will reimburse those Contract owners whose Contract value had been allocated to the subaccount investing in a Replacement Portfolio as a result of the

Substitution such that the Replacement Portfolio’s net annual operating expenses (taking into account any fee waivers and expense reimbursements) for such period will not exceed, on an annualized basis, the net annual operating expenses (taking into account any fee waivers and expense reimbursements) of the Existing Portfolio for the Existing Portfolio’s most recent fiscal year preceding the Substitution Date.  In addition, for a period of at least two years following the Substitution Date, the Applicants will not increase the Contract fees and charges—including asset based charges such as mortality and expense risk charges deducted from the subaccounts—that would otherwise be assessed under the terms of Contracts that are in force on the Substitution Date.
Performance Histories

The chart below compares the average annual total returns for the Existing Portfolio and the Replacement Portfolio for the one-year, five-year, and ten-year periods as of December 31, 2015.  Because the Replacement Portfolio converted to a government money market fund on or about April 29, 2016, the Replacement Portfolio’s performance history is reflective of its operation as a prime money market fund.
	1 Year	5 Years	10 Years
Existing Portfolio – Dreyfus General Money Market Fund, Inc.
Class B	0.01%	0.02%	1.09%
Replacement Portfolio – Invesco V.I. Money Market Fund
Class II	0.01%	0.03%	1.03%

E.	Policies and Procedures for the Proposed Substitution
To effectuate the Substitution, the Applicants propose to follow the policies and procedures set forth below.
1.	Implementation

The proposed Substitution will not be effected unless SBL determines that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the Application; (b) the Substitution can be consummated as described in the Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitution.
SBL will effect the Substitution as soon as practicable following the issuance of the requested order.  As of the Substitution Date, the Separate Account will redeem shares of the Existing Portfolio for cash.10  SBL, on behalf of the Separate Account, will simultaneously place a redemption request with the Existing Portfolio and a purchase order with the Replacement Portfolio so that the purchase of Replacement Portfolio shares will be for the exact amount of the redemption proceeds.  Thus, Contract values will remain fully invested at all times.  The proceeds of such redemptions will then be used to purchase the appropriate number of shares of the Replacement Portfolio.
SBL or its affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses.  No fees or charges will be assessed to the Contract owners to effect the Substitution.

10 To the extent that there are any in-kind redemptions, such redemptions will be effected in accordance with the conditions set forth in the no-action letter issued by the Commission staff to Signature Financial Group (pub. avail. Dec. 28, 1999).
In the event that the Replacement Portfolio or its investment adviser declines to accept, on behalf of the Replacement Portfolio, securities redeemed in-kind by the Existing Portfolio, the Existing Portfolio will instead provide cash equal to the value of the declined securities so that the Contract owner’s contract values will not be adversely affected or diluted.

The proposed Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants.  The Substitution will be effected without change in the amount or value of any Contracts held by Contract owners.
The proposed Substitution will in no way alter the tax treatment of Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitution.
The rights or obligations of SBL under the Contracts of Contract owners will not be altered in any way.  The Substitution will not adversely affect any riders under the Contracts.  To the extent a Contract offers living benefits, death benefits, or other guarantees, the value of any such guarantee will not materially change directly or indirectly as a result of the proposed Substitution.
Contract owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.  Except as described in any Frequent Transfer Restriction provisions of the relevant prospectus, SBL will not exercise any right they may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

As further discussed below, all Contract owners will be notified, at least 30 days before the Substitution Date about:  (a) the intended substitution of the Existing Portfolio with the Replacement Portfolio; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth above.  In addition, the Applicants will also deliver to all affected Contract owners, at least thirty (30) days before the Substitution Date, a prospectus for the Replacement Portfolio.  In addition, SBL will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitution was carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) before and after account values.
Consistent with prior substitution applications, for two years following the Substitution Date, SBL or an affiliate thereof will reimburse those who were Contract owners on the Substitution Date and who, as a result of a Substitution, had Contract value allocated to a subaccount investing in the Replacement Portfolio such that the Replacement Portfolio’s net annual operating expenses (taking into account any fee waivers and expense reimbursements) for such period will not exceed, on an annualized basis, the net annual operating expenses (taking into account any fee waivers and expense reimbursements) of the Existing Portfolio as of its most recent fiscal year preceding the Substitution Date.  Any adjustments will be made at least on a quarterly basis.  In addition, for a period of at least two years following the Substitution Date, the Applicants will not increase the Contract fees and charges—including asset based charges such as mortality and expense risk charges deducted from the subaccounts—that would otherwise be assessed under the terms of Contracts that are in force on the Substitution Date.
2.	Contract owner Notifications

At least 30 days prior to the Substitution Date, Contract owners will be notified of this Application by means of a prospectus supplement (“Pre-Substitution Notice”) for each of the Contracts.  The Pre-Substitution Notice will notify Contract owners of SBL’s intent to implement the Substitution, that it has filed this Application to obtain the necessary approval from the Commission to effect the Substitution, and will set forth the anticipated Substitution Date.  In addition, the Pre-Substitution Notice will:
•
Advise Contract owners that Contract values attributable to investments in the Existing Portfolio will be transferred to the Replacement Portfolio, without any charge that would otherwise apply (including sales charges or surrender charges) and without being subject to any limitations on transfers, on the Substitution Date;

•
State that Contract owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Portfolio (before the Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date; and

•
Inform Contract owners that, except with respect to Frequent Transfer Restrictions, SBL will not exercise any right it may have under the Contracts to impose additional restrictions on transfers between the subaccounts under the Contracts, including any limitation on the number of transfers permitted, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

Further, at least 30 days before the Substitution Date all affected Contract owners (including Inactive Contract owners) will have received the most recent prospectus for the Replacement Portfolio.  Finally, within five (5) business days following the Substitution Date, Contract owners (including Inactive Contract owners) affected by the Substitution will receive a written confirmation that the Substitution was carried out as previously notified.  This confirmation will restate the information set forth in the Pre‑Substitution Notice and will include the before and after account values.
3.	State Approval
SBL will seek approval of the proposed Substitution from any state insurance regulators whose approval may be necessary or appropriate.
V.	Conditions to Relief
Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.
The Substitution will not be effected unless the Applicants determine that: (a) the Contracts allow the substitution of shares of registered open-end investment companies in the manner contemplated by the Application; (b) the Substitution can be consummated as described in the Application under applicable insurance laws; and (c) any regulatory requirements in each jurisdiction where the Contracts are qualified for sale have been complied with to the extent necessary to complete the Substitution.
2.
SBL or its affiliates will pay all expenses and transaction costs of the Substitution, including legal and accounting expenses, any applicable brokerage expenses and other fees and expenses. No fees or charges will be assessed to the affected Contract owners to effect the Substitution.

3.
The Substitution will be effected at the relative net asset values of the respective shares in conformity with Section 22(c) of the 1940 Act and Rule 22c-1 thereunder without the imposition of any transfer or similar charges by Applicants.  The Substitution will be effected without change in the amount or value of any Contracts held by affected Contract owners.

4.
The Substitution will in no way alter the tax treatment of affected Contract owners in connection with their Contracts, and no tax liability will arise for Contract owners as a result of the Substitution.

5.
The rights or obligations of the Applicants under the Contracts of affected Contract owners will not be altered in any way.  The Substitution will not adversely affect any riders under the Contracts, as the Replacement Portfolio is an allowable investment option for use with such riders.

6.	Affected Contract owners will be permitted to make at least one transfer of Contract value from the subaccount investing in the Existing Portfolio (before the

Substitution Date) or the Replacement Portfolio (after the Substitution Date) to any other available investment option under the Contract without charge for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date. Except with respect to Frequent Transfer Restrictions, SBL will not exercise any right it may have under the Contracts to impose restrictions on transfers between the subaccounts under the Contracts, including limitations on the future number of transfers, for a period beginning at least 30 days before the Substitution Date through at least 30 days following the Substitution Date.

7.
All affected Contract owners will be notified, at least 30 days before the Substitution Date about:  (a) the intended substitution of the Existing Portfolio with the Replacement Portfolio; (b) the intended Substitution Date; and (c) information with respect to transfers as set forth in Condition 6 above.  In addition, the Applicants will also deliver to all affected Contract owners, at least thirty (30) days before the Substitution Date, a prospectus for the Replacement Portfolio.

8.
Applicants will deliver to each affected Contract owner within five (5) business days of the Substitution Date a written confirmation which will include: (a) a confirmation that the Substitution was carried out as previously notified; (b) a restatement of the information set forth in the Pre-Substitution Notice; and (c) before and after account values.

9.
For two years following the Substitution Date, SBL or an affiliate thereof will reimburse those who were Contract owners on the Substitution Date and who, as a result of a Substitution, had Contract value allocated to a subaccount investing in the Replacement Portfolio such that the Replacement Portfolio’s net annual operating expenses (taking into account any fee waivers and expense reimbursements) for such period will not exceed, on an annualized basis, the net annual operating expenses (taking into account any fee waivers and expense reimbursements) of the corresponding Existing Portfolio as of its most recent fiscal year preceding the Substitution Date.  Any adjustments will be made at least on a quarterly basis.  In addition, for a period of at least two years following the Substitution Date, the Applicants will not increase the Contract fees and charges—including asset based charges such as mortality and expense risk charges deducted from the subaccounts—that would otherwise be assessed under the terms of Contracts that are in force on the Substitution Date.

VI.	Request for Order of Approval under Section 26(c) of the 1940 Act
The Applicants request that the Commission issue an order pursuant to Section 26(c) of the 1940 Act approving the proposed Substitution.
A.	Applicable Law
Section 26(c) of the 1940 Act (formerly, Section 26(b)) prohibits any depositor or trustee of a unit investment trust that invests exclusively in the securities of a single issuer from substituting the securities of another issuer without the approval of the Commission. Section 26(c) provides that such approval shall be granted by order of the Commission if the evidence establishes that the substitution is consistent with the protection of investors and the purposes of the 1940 Act.
Section 26(c) was intended to provide for Commission scrutiny of proposed substitutions that could, in effect, force shareholders dissatisfied with the substitute security to redeem their shares, thereby possibly incurring a loss of the sales load deducted from initial premium, an additional sales load upon reinvestment of the proceeds of redemption, or both.11  The section was designed to forestall the ability of a depositor to present holders of interest in a unit investment trust with situations in which a holder’s only choice would be to continue an investment in an unsuitable underlying security, or to elect a costly and, in effect, forced redemption.  For the reasons described below, the Applicants submit that the Substitution meets the standards set forth in Section 26(c) and that, if implemented, the Substitution would not raise any of the aforementioned concerns that Congress intended to address when the 1940 Act was amended to include this provision.
B.	Basis for a Section 26(c) Order
As indicated in Section I.C of this Application, SBL has reserved the right under the Contracts to substitute shares of another underlying registered open-end management investment company for one of the current underlying registered open-end management investment companies offered as an investment option under the Contracts.  The Contracts and the prospectuses thereto disclose this right.  SBL has reserved this right of substitution to protect itself, the Separate Account, and the Contract owners in situations where any of them might be harmed or disadvantaged by events affecting the issuer of the securities held by a Separate

11 House Comm. Interstate Commerce, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d Session 337 (1966).

Account.  Additionally, SBL intended this reservation of right to preserve the opportunity to replace investment options available under the Contracts in those situations where a substitution could benefit SBL, the Separate Account, and Contract owners.
The Portfolios have substantially identical investment objectives and similar investment strategies.  Further, Portfolios have similar, and in many cases, substantially similar, investment policies and risks.  To the extent that differences in risks and strategies do exist, the Applicants believe that these differences do not introduce Contract owners to any greater risks than before the Substitution.  On the contrary, Applicants believe, for the reasons previously stated in this Application, that the Replacement Portfolio presents less investment risk for Contract owners than the Existing Portfolio.  In addition, the proposed Substitution retains for Contract owners the investment flexibility and expertise in asset management, which are core investment features of the Contracts.  Any impact on the investment programs of affected Contract owners should be negligible.
Furthermore, the ultimate effect of the Substitution would be to continue to provide Contract owners with a substantially similar investment option.  The proposed Substitution will not reduce in any manner the nature or quality of the current available investment options.  The Substitution protects the Contract owners who have Contract value allocated to the Existing Portfolio by providing a substantially similar Replacement Portfolio.  In addition, the Applicants submit that the proposed Substitution meets the standards that the Commission and its staff have applied to substitutions that have been approved in the past.12

12 See, e.g., Principal Life Insurance Company, et al., Rel No. IC-32067 (Apr. 8, 2016) (Order) File No. 812-14586; The Guardian Insurance & Annuity Company, Inc., et al. Rel. No. IC-31993 (Feb. 10, 2016) (Order) (File No. 812-14586); Horace Mann Life Insurance Company, et al., Rel. No. IC-31744 (Aug. 7, 2015) (Order) File No. 812-14336; Voya Retirement Insurance and Annuity Company, et al., Rel. No. 31599 (May 12, 2015) (Order) File No. 812-14302; Pacific Life Insurance Company, et al., Rel. No. IC-

In determining what conditions and standards are appropriate for the proposed Substitution, the Applicants particularly note, that they are pursuing a course of action that the Commission recognized that some insurers offering variable contracts would be required to follow when the Commission adopted the Money Market Fund Reforms, that is to file an application for substitution relief under Section 26(c) of the 1940 Act to replace a non-government money market fund with a government money market fund where the liquidity fee and redemption gates requirements under Rule 2a-7 are incompatible with the contractual requirements under the insurer’s variable contracts.
The Applicants submit that the proposed Substitution is not the type that Section 26(c) was designed to prevent because they will not result in costly forced redemptions, nor will they affect other aspects of the Contracts.  With respect to the former, in the current situation, Contract owners are contractually provided investment discretion during the accumulation and payout phases of the Contracts to allocate and reallocate their Contract value among the investment options available under the Contracts.  Accordingly, after the proposed Substitution, each Contract owner retains the right to transfer their investment in the Replacement Portfolio any other investment alternative available under the Contract.  In this regard, the proposed

31499 (Mar. 6, 2015); Minnesota Life Insurance Company et al., Rel. No. IC-31028 (Apr. 24, 2014) (Order) File No. 812-14203; AXA Equitable Life Insurance Company et al., Rel. No. IC-30405 (Feb. 26, 2013) (Order) File No. 812-14036; Pruco Life Insurance Company et al., Rel. No. IC-30209 (Sept. 20, 2012) (Order) File No. 812-13990; National Life Insurance Company et al., Rel. No. IC-29662 (Apr. 29, 2011) (Order) File No. 812-13806; TIAA-CREF Life Ins. Co., Rel. No. IC-29709 (Jun. 28, 2011) (Order) File No. 812-13791; AXA Equitable Life Insurance Company, Rel. No. IC-29372 (Jul. 29, 2010) (Order) File No. 812-13686; Nationwide Life Insurance Company et al., Rel No. IC-28815 (Jul. 8, 2009) (Order) File No. 812-13495; ING USA Annuity and Life Insurance Company et al., Rel No. IC-28285 (May 23, 2008) (Order) File No. 812-13466; MetLife Insurance Company of Connecticut et al., Rel. No. IC-28044 (Nov. 7, 2007) (Order) File No. 812-13380; ING Life Insurance and Annuity Company et al., 1940 Act Rel. No. 27445 (Aug. 15, 2006) (Order) File No. 812-13260.

Substitution retains for Contract owners the investment flexibility that is a central feature of the Contracts.
Moreover, the Applicants will offer Contract owners the opportunity to transfer amounts out of the affected subaccounts without any cost or other penalty (other than those necessary to implement policies and procedures designed to detect and deter disruptive transfer and other “market timing” activity) that may otherwise have been imposed for the period of time prescribed herein.  The Substitution, therefore, will not result in the type of costly forced redemptions that Section 26(c) was designed to prevent.
The proposed Substitution is also unlike the type of substitution that Section 26(c) was designed to prevent in that the Substitution has no impact on other aspects of the Contracts. Specifically, the proposed Substitution will not affect the type of benefits offered by SBL under the Contracts, or numerous other rights and privileges associated with the Contracts.  Instead, given that investment in the Replacement Portfolio would not subject Contract owners to liquidity fees and redemption gates while investment in the Existing Portfolios may subject Contract owners to such restrictions on redemption, the proposed Substitution, if undertaken, would help ensure that Contract owner rights to withdraw Contract value and Contract owner transfer privileges would be preserved.  In deciding to purchase the Contract, a Contract owner may have considered SBL’s size, financial condition, and its reputation for service.  These factors will not change as a result of the proposed Substitution, nor will the annuity or tax benefits afforded under the Contracts held by any affected Contract owners.
C.	Request for an Order Pursuant to Section 26(c)
The Applicants request an order of the Commission pursuant to Section 26(c) of the 1940 Act approving the proposed Substitution.  The Applicants submit that, for the reasons stated

above, the Substitution is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
VII.	CONCLUSION
For the reasons set forth in this Application, the Applicants each respectively submits that the proposed Substitution meet the standards of Section 26(c) of the 1940 Act and respectfully request that the Commission issue an order of approval pursuant to Section 26(c) of the 1940 Act, and that such order be made effective as soon as possible.
The Applicants each acknowledge that reliance on any order of approval issued pursuant to this Application, if granted, depends upon compliance with all of the representations and conditions applicable to the Applicants, respectively, as set forth in this Application.

IX.	PROCEDURAL MATTERS
All actions necessary to authorize the execution and filing of this Application have been taken and the persons signing and filing this Application are authorized to so sign and file the same.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

The Applicants request that any questions regarding this Application be directed to the persons listed on the facing page of this Application.

X.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicants hereby state their addresses as follows:

Security Benefit Life Insurance Company
SBL Variable Annuity Account XIV
One Security Benefit Place
Topeka, Kansas 66636-0001

The Applicants further state that all questions concerning this Application should be directed to either:

Stephen E. Roth, Esq.
Dodie C. Kent, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, D.C. 20001
(212) 389-5080

XI.	AUTHORIZATIONS

Under the certificate incorporation and by-laws of SBL, SBL’s business and affairs are overseen by its board of directors.  Additionally, the business and affairs of the Separate Account, as a unit investment trust, is conducted by SBL, as depositor thereof.  In accordance with SBL’s certificate incorporation and by-laws, resolutions were adopted by a unanimous written consent of the board of directors, the pertinent provisions of which are quoted below, authorizing the appropriate officers to prepare, execute, and file with the Commission various documents, including this Application, to seek an order of approval pursuant to Sections 26(c) of the 1940 Act and other regulatory filings in connection with this Application.  All requirements of the governing documents of SBL and the Separate Account have been complied with in connection with the execution and filing of this Application, and the person signing the Application on behalf of SBL and the Separate Account is fully-authorized to execute and file this Application on their behalf.

*    *    *

RESOLVED, that SBL is authorized, on its own behalf and on behalf of the Separate Account, to (i) to file the Application and make all other necessary filings with the Commission and any other regulatory entity in connection with the Substitution, and (ii) take any and all other actions that may be necessary or appropriate to effectuate the Substitution; and

RESOLVED, that each of the President, Chief Financial Officer, Secretary, and each Senior Vice President and Vice President of SBL (each, an “Authorized Officer”) acting singly be, and each of them hereby is, authorized, empowered, and directed, in the name and on behalf of SBL, to execute and file the Application and any other documents or filings necessary to effectuate the Substitution, containing such other and/or additional terms and conditions as any such Authorized Officer shall approve, the execution and delivery of such filing and related documents by such Authorized Officer to constitute approval on behalf of SBL and the Separate Account; and

RESOLVED, that in addition to the specific authorizations set forth in any of the foregoing resolutions, the Authorized Officers are, and each of them hereby is, singly authorized and directed, in the name and on behalf of SBL and the Separate Account, as the case may be, to take or cause to be taken any and all such further actions, to execute and deliver or cause to be executed and delivered all such other documents, certificates, instruments, agreements, and amendments, to make or cause the making of such filings, in the name and on behalf of SBL and the Separate Account, to incur and pay all such fees and expenses and to engage in such acts as they shall in their judgment determine to be necessary, desirable, or advisable to carry out fully the intent and purposes of the Substitution and any other related documents and the foregoing resolutions, and the execution by any Authorized Officer of any such documents, certificates, instruments, agreements, or amendments or the payment of any such fees and expenses or the doing by them of any act in connection with the foregoing matters shall be conclusive evidence of their authority therefor and for the approval of the documents, certificates, instruments, and agreements so executed, the expenses so paid, the filings so made and the actions so taken; and

RESOLVED, that any and all actions heretofore taken by any Authorized Officer, or those acting at the direction of any such officer, in connection with the Substitution Plan or the foregoing resolutions are hereby approved, ratified, and confirmed in all respects.

XII.	SIGNATURES
Security Benefit Life Insurance Company SBL Variable Annuity Account XIV
By: /s/ Chris Swickard
Chris Swickard
Vice President May 6, 2016

XIII.	VERIFICATIONS

The undersigned states that he has duly executed this Application, dated May 6, 2016, for and on behalf of:
Security Benefit Life Insurance Company
SBL Variable Annuity Account XIV

The undersigned further states that he is Vice President of each company or unit investment trust; and that all action by all bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true and to the best of his knowledge, information and belief.

By: /s/ Chris Swickard
Chris Swickard
Vice President

37